GREAT-WEST
LIFECO INC.

RECEIVED

[redacted]

June 15, 2007

07024489

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Press Release dated June 8, 2007 announcing the filing of a preliminary short form prospectus for the issue of Subordinated Debentures, and
- Press Release dated June 14, 2007 announcing the new issue of the Subordinated Debentures.

Please contact me directly at (204) 946-8795 if you have any questions.

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

Sincerely,

Connie Neilson

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

6/19

Encls.

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Issue of Subordinated Debentures

Winnipeg, June 8, 2007 – Great-West Lifeco Inc. (Lifeco) today announced that an affiliated Delaware Limited Partnership, Great-West Lifeco Finance (Delaware) LP (GWLP), has today filed a preliminary short form prospectus for an offering by GWLP of subordinated debentures. The obligations of GWLP under the debentures will be guaranteed by Lifeco on a subordinated basis.

The subordinated debentures will be offered through a syndicate of underwriters jointly led by BMO Capital Markets, Merrill Lynch Canada and Scotia Capital. The amount and yield of the Debentures will be determined prior to the filing of the final prospectus. The net proceeds will be used by GWLP to provide funding to subsidiaries of Lifeco for general corporate purposes, including to finance the previously announced acquisition of Putnam Investments Trust.

The subordinated debentures offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

GREAT-WEST LIFECO INC.
Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company and The Canada Life Assurance Company. Lifeco and its companies have more than $216 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

- end -

Not for distribution to U.S. news wire services or dissemination in the United States.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

Exemption # 82-34728

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Subordinated Debentures – New Issue

Winnipeg, June 14, 2007 – Great-West Lifeco Inc. (Lifeco) today announced that Lifeco and an affiliated Delaware Limited Partnership, Great-West Lifeco Finance (Delaware) LP (GWLP), have entered into an Underwriting Agreement with a syndicate jointly led by BMO Capital Markets, Merrill Lynch Canada and Scotia Capital for an offering by GWLP of C$1 billion principal amount of subordinated debentures due June 21, 2067. The obligations of GWLP under the debentures will be guaranteed by Lifeco on a subordinated basis.

The subordinated debentures will pay a fixed interest rate of 5.691% per annum until 2017 and thereafter will pay a floating rate of interest equal to the 90-day Bankers' Acceptance Rate plus 1.49%. The subordinated debentures are redeemable at the option of GWLP on terms and conditions described in the prospectus which was filed today by GWLP with Canadian Securities Regulators.

The offering is expected to close on June 21, 2007. The net proceeds will be used by GWLP to provide funding to subsidiaries of Lifeco for general corporate purposes, including to finance the previously announced acquisition of Putnam Investments Trust.

The subordinated debentures have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

GREAT-WEST LIFECO INC.
Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company and The Canada Life Assurance Company. Lifeco and its companies have more than $216 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

- end -

Not for distribution to U.S. news wire services or dissemination in the United States.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

END